Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES INTEREST RATE FOR THE NEXT INTEREST PERIOD FOR SERIES B NOTES

Tel Aviv, Israel, February 22, 2009, Elbit Imaging Ltd. (“EMI” or the “Company”) (NASDAQ: EMITF), announced today, in accordance with Section 4 of the “Terms Behind the Page” of Series B Notes of the Company, that the interest rate borne by Series B Notes for the interest period beginning on February 21, 2009 and ending on August 20, 2009 is 2.20594%.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. (“EI”) is a subsidiary of Europe Israel (M.M.S.) Ltd. EI’s activities are divided into the following principal fields: (i) Initiation, construction, operation, management and sale of shopping and entertainment centers in Israel, Central and Eastern Europe and India; (ii) Hotels ownership, primarily in major European cities, as well as operation, management and sale of same through its subsidiary, Elscint Ltd.; (iii) Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, through its subsidiary, InSightec Ltd.; and (iv) Other activities consisting of the distribution and marketing of women’s fashion and accessories through our wholly-owned Israeli subsidiary, Elbit Trade & Retail Ltd., and venture-capital investments.

Any forward looking statements with respect to EI’s business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, ability to find suitable locations, receipt of approvals and permits for zoning and construction, delays in construction, dependency on partners in the hotels business, competition, risks relating to operations in Eastern Europe and Asia (including India) and risks relating to our image guided treatment, economic conditions, as well as certain other risk factors which are detailed from time to time in EI’s filings with the Securities and Exchange Commission including, without limitation, Annual Report on Form 20-F for the fiscal year ended December 31, 2006, filed with the Securities and Exchange Commission on July 3, 2007.

For Further Information:

Company Contact	Investor Contact
Shimon Yitzhaki, President	Mor Dagan
Elbit Imaging Ltd.	Investor Relations
(972-3) 608-6000	Tel:+972-3-516-7620
syitzhaki@elbitimaging.com	mor@km-ir.co.il

Dudi Machluf, CFO
Elbit Imaging Ltd.
(972-3) 608-6024
dudim@elbitimaging.com

Elbit Imaging Ltd.
2 Weitzman Street, Tel Aviv 64239, Israel
Tel: +972-3-608-6000 Fax: +972-3-608-6054